Exhibit 17.2

Van E. Conway

401 S. Old Woodward Avenue

Suite 340

Birmingham, MI 48008

February 19, 2008

Mr. Robert J. Skandalaris

Chairman

Noble International, Ltd.

840 West Long Lake Road, Suite 601

Troy, Ml 48098

Dear Bob:

I regret to inform you all that I have decided to resign my position as a Director of Noble and as a member of the Audit Committee and Executive Committee of the Board, as well as all other positions I may hold at the Company and any of its subsidiaries. I have enjoyed and appreciated my association with the Company and each of you and appreciate the professionalism and collegiality of this Board.

After considerable thought, I find that the press of other activities in my professional and personal life is beginning to restrict the time I have to devote to my duties on the Noble Board and Audit Committee. I expect that as the Company fully assimilates the Arcelor acquisition, these time requirements will increase. I do not want to put the Company in the position of having less than my full attention to these important matters and so, have decided to resign.

My resignation is not the result of any disagreement or difference over the Company’s accounting policies or methods, nor its operations.

This resignation is effective at the close of business today, February 19, 2008. It has been my pleasure to serve with you on the Noble Board.

Sincerely,

Van E. Conway

VEC: Iam

CC:	Michael C. Azar, Esq.

Mr. Robert K. Burgess

Mr. Jean-Francois Crancee

Mr. Ronald E. Harbour

Mr. Phillippe Landron

Mr. Jean-Luc Maurange

Mr. Thomas L. Saeli

Mr. Larry R. Wendling

Mr. David J. Fallon